July 2, 2024

James Walker
Chief Executive Officer
Nano Nuclear Energy Inc.
10 Times Square, 30th Floor
New York, New York 10018

        Re: Nano Nuclear Energy Inc.
            Draft Registration Statement on Form S-1
            Submitted June 25, 2024
            CIK No. 0001923891
Dear James Walker:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Richard I. Anslow, Esq.